                                                                  Exhibit 99.2




                              COMCAST CORPORATION
                               1500 Market Street
                          Philadelphia, PA  19102-4735



                                                                  August 4, 1994



LIBERTY MEDIA CORPORATION
8101 East Prentice Avenue
Suite 500
Denver, Colorado 80111


Gentlemen:

                 This letter agreement (the "Agreement") confirms our agreement with respect to the joint acquisition (the "Acquisition") of QVC, Inc. ("QVC") on the terms described in the Merger Agreement (the "Merger Agreement") dated the date hereof among Comcast Corporation ("Comcast"), Liberty Media Corporation ("Liberty"), Comcast QMerger, Inc. ("QVC Holdings") and QVC. This Agreement supersedes in its entirety the agreement dated July 21, 1994 between Comcast and Liberty which, effective upon the execution and delivery of this Agreement, shall terminate. Simultaneously with the execution of this Agreement, Comcast, Arrow Investments, L.P. ("Arrow") and Barry Diller are entering into a letter agreement (the "Letter Agreement") relating to the Acquisition.

                 1. The Acquisition. Comcast and Liberty agree to proceed with the transactions contemplated by this Agreement and the Merger Agreement jointly and to use all reasonable efforts to cause the transactions contemplated by this Agreement and the Merger Agreement to be consummated as promptly as practicable. Until the merger (the "Merger") contemplated by the Merger Agreement is consummated, except as provided in Section 7, all material decisions with respect to the Acquisition shall be unanimous. Comcast and Liberty agree to use all reasonable efforts, acting in good faith, to resolve, on a mutually acceptable basis, any disagreements they may have with respect to such material decisions.

                 In connection with the Acquisition, Comcast and Liberty shall contribute to QVC Holdings (simultaneously with QVC Holdings' acceptance for payment of shares tendered pursuant to the Offer (as defined in the Merger Agreement)) the QVC securities (or shares of QVC common stock into which such securities are convertible) as are respectively specified on Schedule IV. Comcast will also contribute at such time to QVC Holdings an amount of cash equal to (i) the amount necessary to exercise all warrants to acquire QVC common stock that are contributed by Comcast to QVC Holdings (which warrants shall be exercised immediately following such contribution) and (ii) $267 million (the "Comcast Additional Contribution"). Liberty will also contribute at such time to QVC Holdings $20 million, in cash (the "Liberty Additional Contribution"). Based upon the parties' relative contributions (with all shares valued at $46 per share of common stock or common stock equivalent) to QVC Holdings, following the Merger the equity interests in QVC Holdings will be owned 57.4% by Comcast and 42.6% by Liberty. The parties agree that all such contributions shall be made by, and the equity interests in QVC Holdings received in consideration therefor shall be issued to, wholly-owned subsidiaries of Comcast or Liberty, as the case may be.

                 The parties agree to work together to arrange the financing required by the Merger Agreement, as heretofore proposed by Comcast, including
(i) a margin credit facility to be made available to QVC Holdings for purposes of purchasing shares of QVC capital stock tendered pursuant to the Offer, which margin credit facility shall be secured by the shares of QVC capital stock purchased in the Offer and the shares contributed to QVC Holdings as provided above; and (ii) permanent financing to be put in place in connection with the Merger consisting of (A) $200 million of subordinated debt of QVC Holdings and
(B) a $950 million senior secured bank facility to be made available to QVC which, together with the proceeds of such subordinated debt, shall be used to repay the margin tender offer facility, to pay for shares of QVC acquired in the Merger, to pay certain fees and expenses of the transaction (and/or reimburse the parties for certain previously paid fees and expenses as provided below) and to provide certain working capital to QVC. Neither Comcast nor Liberty shall be required to give any guarantee or similar credit support to QVC Holdings or QVC in connection with any such financing referred to in clauses (i) and (ii) above.

                 In connection with the consummation of the Merger, Comcast and Liberty agree to cause QVC (i) to waive any remaining rights that it may have pursuant to the Company Repurchase Rights (as defined in the Stockholders Agreement (the "Stockholders Agreement") dated July 16, 1993 among Comcast, Liberty, Barry Diller and Arrow) (or any similar contingent right of QVC to reacquire shares of its capital stock) with respect to all shares of capital stock of QVC (or rights to acquire such shares) currently held by Liberty, TCI or Comcast (or any of their respective direct and indirect subsidiaries and affiliates); and (ii) to agree that all of such shares (and related rights) are vested and no longer subject to such repurchase rights.

                 2. Post-Merger Structure. Following the Merger, the charter and by-laws of QVC Holdings will provide that matters submitted to the board of directors or to the shareholders of QVC Holdings shall be determined by a majority vote of the directors or shareholders, as the case may be. The parties also agree that without the consent of Liberty, QVC Holdings may not take or cause or permit to be taken any of the actions set forth on Schedule I hereto.

                 Each of Comcast and Liberty will be entitled to cause its shares of QVC Holdings to be registered under the Securities Act of 1933 in the manner set forth in Schedule II hereto, subject to a right of first refusal by the other party. Unless Liberty through the exercise of its demand registration rights set forth in Schedule II shall have been the party which first caused the common stock of QVC Holdings to be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), then Liberty may at any time during the 60-day period following the fifth anniversary of the Merger (or if not previously exercised, at any time during the 60-day period following each of the sixth, seventh, eighth and ninth anniversaries of the Merger) exercise its exit rights set forth in Schedule III. All other transfers (except to majority-owned affiliates that agree to be bound by all of the terms of the definitive agreement referred to below) will be subject to a right of first refusal to the other party except that a change of control of Liberty Parent (as defined in Schedule III), Comcast, any successor controlling shareholder thereof or any subsidiary thereof in which QVC Holdings securities do not constitute more than 50% of such subsidiary asset shall not be deemed to trigger such rights of first refusal.

                 The foregoing provisions of this Section 2 will be included in a definitive stockholders' agreement to be prepared and executed by the parties hereto as soon as practicable, but in any event prior to the consummation of the Offer.

                 3. Representations and Warranties of Comcast. Comcast represents and warrants to Liberty that: (a) Comcast is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and has full power and authority to execute, deliver and perform this Agreement and the performance of Comcast's obligations hereunder have been duly authorized by all necessary action (corporate or other) on the part of Comcast;

(b) this Agreement has been duly executed and delivered by Comcast and, assuming the due execution and delivery thereof by Liberty and TCI, is a valid and binding obligation of Comcast, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity; (c) the execution and delivery of this Agreement and the performance of Comcast's obligations hereunder will not (i) require the consent, approval or authorization of, or any registration, qualification or filing with, any governmental agency or authority or any other person or (ii) conflict with or result in a material breach or violation of (A) any material agreement to which Comcast is a party or (B) assuming expiration of all applicable waiting periods under the Hart-Scott- Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), without objection to the transactions contemplated hereby by the DOJ or the FTC, any applicable law or regulation; (d) except for certain Delaware shareholder suits, there is no litigation, governmental or other proceeding, investigation or controversy pending or, to Comcast's knowledge, threatened against Comcast relating to the transactions contemplated by this Agreement;
(e) except for filings under the HSR Act, no consent, approval or authorization of, nor any registration, qualification or filing with, any governmental agency or authority or any other person is required in order for Comcast to execute, deliver or perform this Agreement; (f) neither Comcast nor any of its subsidiaries or affiliates has any remaining obligations under the Stockholders Agreement (or any successor or other similar agreement); and (g) Comcast has good title to all of the QVC securities set forth under its name on Schedule IV hereto, subject to no liens, claims or encumbrances (including pursuant to the Stockholders Agreement or any successor or other similar agreement) other than pursuant to the Company Repurchase Rights (or any similar contingent rights of QVC).

                 4. Representations and Warranties of Liberty. Liberty represents and warrants to Comcast that: (a) Liberty is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to execute, deliver and perform this Agreement and the performance of Liberty's obligations hereunder have been duly authorized by all necessary action (corporate or other) on the part of Liberty;
(b) this Agreement has been duly executed and delivered by Liberty and, assuming the due execution and delivery thereof by Comcast and TCI, is a valid and binding obligation of Liberty, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity; (c) the execution and delivery of this Agreement and the performance of Liberty's obligations hereunder will not (i) require the consent, approval or authorization of, or any registration qualification or filing with, any governmental agency or authority or any other person or (ii) conflict with or result in a material breach or violation of (A) any material agreement to which Liberty is a party or (B) assuming expiration of all applicable waiting periods under the HSR Act without objection to the transactions contemplated hereby by the DOJ or the FTC, any applicable law or regulation; (d) Liberty has previously made filings (and the applicable waiting period has expired) under the HSR Act with respect to the acquisition of up to 49.9% of the shares of common stock of QVC; (e) except for certain Delaware shareholder suits, there is no litigation, governmental or other proceeding, investigation or controversy pending or, to Liberty's knowledge, threatened against Liberty relating to the transactions contemplated by this Agreement; and (f) except for filings under the HSR Act, no consent, approval or authorization of, nor any registration, qualification or filing with, any governmental agency or authority or any other person is required in order for Liberty to execute, deliver or perform this Agreement; and (g) Liberty has good and valid title to all of the QVC securities set forth under its name on Schedule IV hereto, subject to no liens, claims or encumbrances other than pursuant to the Company Repurchase Rights (or any similar contingent rights of QVC).

                 5. Covenants of Liberty, Comcast and TCI. Each of Liberty, Comcast and TCI (but as to TCI, only with respect to clauses (i) and (iv) below) agree that it will (i) vote (or, if requested by any other party hereto, cause QVC Holdings to exercise all warrants and convert all shares of QVC preferred stock contributed to QVC Holdings and to vote) all shares of QVC capital stock in respect of which it has, directly or indirectly, the power to vote or control the voting of, in favor of the Merger and the related matters provided for in the Merger Agreement; (ii) except for transfers to QVC Holdings as provided above, not sell or dispose of any shares of QVC capital stock (or rights to acquire such shares) owned (now or at any time prior to the Merger), directly or indirectly, by it or enter into any agreement, arrangement or understanding with any other person the effect of which is to limit or restrict its right to vote such shares in accordance with the terms of this Agreement;
(iii) not enter into any agreement, arrangement or understanding with any other person with respect to the purchase, sale or voting of shares of QVC; and (iv) not solicit or encourage any Alternative Transaction (as defined in the Merger Agreement).

                 If any proposal for an Alternative Transaction which offers an amount per share greater than that offered in the

Merger (a "Superior Proposal") shall be received by QVC prior to the consummation of the Merger, Comcast and Liberty agree to use all reasonable efforts, acting in good faith, to agree on a response to such Superior Proposal. If the parties are unable to agree on such response, each of Liberty and Comcast shall have the right to propose to QVC one or more other transactions at a price in excess of $46 per share of QVC common stock; provided that, if both Liberty and Comcast desire to make proposals and such proposals are different, then Liberty and Comcast shall use all reasonable efforts to resolve any such difference, or if they are unable to do so then Lazard Freres & Co. shall determine the manner in which such difference shall be resolved. Prior to making each such proposal to QVC, the party making such proposal (the "Proposing Party") shall offer to the other party (the "Responding Party") the right to participate in such transaction substantially on the terms contemplated by this Agreement except that the Comcast Additional Contribution (other than such of it as is attribute to the Warrant exercise) and the Liberty Additional Contribution shall be increased proportionately such that QVC Holdings shall continue to be owned following the Merger 57.4% and 42.6% by Comcast and Liberty, respectively (such increase to be in cash or such other consideration as the parties shall agree). If the Responding Party fails to accept such proposal within 48 hours, this Agreement shall terminate; provided, that notwithstanding any such termination, the provisions of the first paragraph of this Section 5 shall remain binding on each party with respect to the most recent of such proposals made by a Proposing Party to the extent that the shares of QVC stock held by the Responding Party and TCI (if Liberty is the Responding Party) are treated in such proposal the same as all other shares held by QVC shareholders other than the Proposing Party (and any other joint bidder with the Proposing Party) but only until such Proposing Party withdraws or otherwise terminates all such proposals (of which withdrawal or termination such Proposing Party shall promptly notify the other parties hereto). The provisions of this paragraph shall apply to successive Superior Proposals (as well as successive responses by a Proposing Party).

                 In addition, Comcast agrees that in the event Liberty is the Proposing Party and Comcast has not elected to participate in the transaction being proposed by Liberty, that Comcast shall cooperate fully with Liberty with respect to any consents or approvals Comcast is entitled to grant pursuant to the Letter Agreement, and that upon the written request of Liberty, Comcast shall grant or withhold such approvals and consents as Liberty shall direct.

                 6. Mutual Covenants. Each of Comcast and Liberty agree, following consummation of the Merger, to cooperate in good faith to cause QVC and Home Shopping Network, Inc. to pursue jointly business opportunities outside the United States and Canada. The parties also agree that following consummation of the Merger, no party shall be under any obligation (legal or otherwise) to offer to QVC or any other party any business opportunity which any of them may now or thereafter desire to pursue.

                 7. Regulatory Approvals. The obligations of the parties under this Agreement will be conditioned upon the receipt of all necessary governmental and agency approvals required for the consummation of the transactions contemplated hereby, including but not limited to, compliance with all securities laws and the termination of all applicable waiting periods under the HSR Act; provided that, either Comcast or Liberty shall be entitled to cause QVC Holdings to terminate the Offer as provided in the Merger Agreement (and in connection therewith, the Merger Agreement pursuant to 8.01(b)(x) thereof) in the event that all waiting periods applicable to the Acquisition and the related transactions under the HSR Act have not terminated prior to December 31, 1994.

                 8. Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (other than any costs and expenses related to the Comcast Additional Contribution or the Liberty Additional Contribution, which shall be paid by Comcast and Liberty, respectively) shall be paid or reimbursed by QVC following the Merger, or if the Merger is not consummated, then paid by the party incurring such expenses (except for financing and financial advisory fees not related to the Comcast Additional Contribution or the Liberty Additional Contribution, which shall be borne equally by the parties).

                 If QVC makes a payment pursuant to Section 8.05(b) of the Merger Agreement, then all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid out of the proceeds of such payment. After the payment of all such costs and expenses, any remainder of the proceeds of such payment shall be divided equally between Comcast and Liberty.

                 9. Indemnification. If any act or omission of a party causes the termination of the Merger Agreement pursuant to Section 8.01(b)(z) thereof, then such party shall indemnify the other party for any loss, damage or expense such other party may incur or suffer as a result of such termination. If an act or omission by MergerCo (as defined in the Merger Agreement) causes such termination pursuant to Section 8.01(b)(z), of if the acts or omissions of both parties cause or contribute to such loss, damage or expense, then such loss, damage or expense shall be allocated among Comcast and Liberty in proportion to the relative fault of each party.

                 10. Governing Law. This letter shall be governed by and construed in accordance with the substantive law of the State of New York.

                 11. Termination. Except as provided in Section 5, the obligations of the parties hereunder shall only terminate if the Merger Agreement is terminated pursuant to Section 8.01(a) through (d) thereof or pursuant to Section 8.01(e) (except in the case of the making of a Superior Proposal to which the second paragraph of Section 5 above applies).

                 12. Binding Obligation. It is understood that this letter agreement constitutes a legally binding obligation of the parties hereto. The parties acknowledge and agree that the proposed business combination of TCI and Liberty shall not constitute a sale or transfer of the shares of QVC capital stock held by Liberty.

                                 Very truly yours,

                                 COMCAST CORPORATION



                                 By:     --------------------------
                                         Name:
                                         Title:

Agreed to:

LIBERTY MEDIA CORPORATION


By: ----------------------
    Name:
    Title:


TELE-COMMUNICATIONS, INC.

Agreed to, as to clauses (i) and
  (iv) of Section 5 only:


By: ---------------------
    Name:
    Title:

                                                                      SCHEDULE I



                              MANAGEMENT STRUCTURE



MANAGEMENT              Subsequent to the Merger, the Management
COMMITTEE:              Committee of QVC Holdings will be
                        comprised of three
                        representatives appointed by
                        Comcast and two representatives
                        appointed by Liberty; provided,
                        that each of such representatives
                        shall be reasonably acceptable to
                        the other party.

DAY-TO-DAY              The day-to-day operations of QVC Holdings
MANAGEMENT:             will be managed by Comcast.
                        Comcast shall use reasonable
                        efforts to manage QVC Holdings in
                        the best interests of QVC
                        Holdings, subject to the
                        provision of this Agreement.

SIGNIFICANT             Neither QVC Holdings nor QVC shall engage in
TRANSACTIONS:           any of the following transactions
                        or take any of the following
                        actions unless approved in
                        advance by Liberty:

                        (i)       any transaction or action
                                  which would result in QVC
                                  Holdings, directly or
                                  indirectly, (x) conducting or
                                  engaging in any business
                                  other than the Primary
                                  Business, (y) participating
                                  (whether by means of a
                                  management, advisory,
                                  operating, consulting or
                                  similar agreement or
                                  arrangement) in a business
                                  other than the Primary
                                  Business, or (z) having any
                                  record or beneficial equity
                                  interest, either as a
                                  principal, trustee,
                                  stockholder, partner, joint
                                  venturer or otherwise, in any
                                  Person not primarily engaged
                                  in the Primary Business (a
                                  "Restricted Person");
                                  provided, however, that the
                                  beneficial ownership for
                                  investment purposes of ten
                                  percent (10%) or less of the
                                  equity of any such Restricted
                                  Person shall not constitute a
                                  violation of this clause; the
                                  term "Primary Business" shall
                                  mean the business of (x)
                                  marketing of goods or
                                  services over any electronic
                                  media (other than principally
                                  entertainment programming)
                                  and (y) any activities
                                  ancillary thereto or vertically
                                  integrated therewith
                                  (including, without
                                  limitation, manufacturing,
                                  production, warehousing and
                                  distribution of such goods
                                  and services and customer
                                  financing);

                        (ii)      any transaction not in the
                                  ordinary course of business,
                                  launching new or additional
                                  channels or engaging in any
                                  new field of business, in
                                  each case, which would result
                                  in, or would have a
                                  reasonable likelihood of
                                  resulting in, Liberty or any
                                  of its affiliates being
                                  required (pursuant to any
                                  law, statute, rule,
                                  regulation, order or
                                  judgement promulgated or
                                  issued by any court of
                                  competent jurisdiction or the
                                  United States government or
                                  any Federal governmental,
                                  regulatory, or administrative
                                  authority or agency or
                                  tribunal) to divest itself of
                                  its QVC Holdings securities,
                                  or interests therein, or any
                                  other assets of such entity,
                                  or which would render such
                                  entity's continued ownership
                                  of such stock or assets
                                  illegal or subject to the
                                  imposition of a fine or
                                  penalty or which would impose
                                  material restrictions or
                                  limitations on such entity's
                                  full rights of ownership
                                  (including, without
                                  limitation, voting) thereof
                                  or therein;

                        (iii)     the disposition, directly
                                  or indirectly by QVC Holdings
                                  (or any subsidiary thereof)
                                  in a transaction or series of
                                  transactions not in the
                                  ordinary course of business
                                  of QVC Holdings or any
                                  subsidiary of QVC Holdings,
                                  of a material amount of the
                                  assets of QVC Holdings or any
                                  such subsidiary (to be
                                  defined in the definitive
                                  agreements), except for
                                  pledges, grants of security
                                  interests, security deeds,
                                  mortgages or similar
                                  encumbrances securing bona
                                  fide indebtedness;

                        (iv)      the merger or consolidation
                                  of QVC Holdings or QVC
                                  (except (A) a merger between
                                  a wholly-owned subsidiary and
                                  QVC

                                  Holdings or QVC where QVC Holdings or
                                  QVC, as the case may be, is
                                  the surviving entity of such
                                  merger and where there is no
                                  change in any class or series
                                  of outstanding capital stock
                                  of QVC Holdings or QVC, as
                                  the case may be, or (B) a
                                  merger between QVC Holdings
                                  and QVC in which QVC Holdings
                                  is the surviving entity of
                                  such merger and there is no
                                  change in any class or series
                                  of outstanding capital stock
                                  of QVC Holdings) or the
                                  dissolution or liquidation of
                                  QVC Holdings;

                        (v)       any amendments to the
                                  Certificate of Incorporation
                                  or By-Laws of QVC Holdings;

                        (vi)      the issuance, grant, offer,
                                  sale, acquisition, redemption
                                  or purchase by QVC Holdings
                                  or QVC of any shares of its
                                  capital stock or other equity
                                  securities, or any securities
                                  convertible into, or options,
                                  warrants or rights of any
                                  kind to subscribe to or
                                  acquire, any shares of its
                                  capital stock or other equity
                                  securities; any split-up,
                                  combination or
                                  reclassification of the
                                  capital stock of QVC Holdings
                                  or the entering into of any
                                  contract, agreement,
                                  commitment or arrangement
                                  with respect to any of the
                                  foregoing, except that QVC
                                  Holdings may issue an
                                  aggregate of up to 1% of its
                                  capital stock (at any time
                                  outstanding) pursuant to
                                  employee stock options
                                  granted to employees on or
                                  after the closing and
                                  repurchase stock or options
                                  from present or former
                                  employees;

                        (vii)     the amendment or
                                  modification of any
                                  outstanding options, warrants
                                  or rights to acquire, or
                                  securities convertible into,
                                  shares of the capital stock
                                  or other securities of QVC
                                  Holdings or of any
                                  outstanding stock option or
                                  stock purchase plans or
                                  agreements;

                        (viii)    the filing by QVC Holdings
                                  (or any material subsidiary
                                  thereof) of a petition under
                                  the Bankruptcy Act or any
                                  other insolvency law, or the
                                  admission in
                                  writing of its bankruptcy, insolvency
                                  or general inability to pay
                                  its debts;

                        (ix)      except with the consent of
                                  Liberty (such consent not to
                                  be unreasonably withheld),
                                  the commencement or
                                  settlement of litigation or
                                  arbitration which is other
                                  than in the ordinary course
                                  of business and is likely to
                                  have a material impact on QVC
                                  Holdings and its
                                  subsidiaries, taken as a
                                  whole;

                        (x)       the entering into by QVC
                                  Holdings or any of its
                                  subsidiaries of material
                                  contracts, except any such
                                  contract which is connected
                                  with carrying on the Primary
                                  Business; and

                        (xi)      (a) without the consent of
                                  Liberty, such consent not to
                                  be unreasonably withheld, any
                                  transactions between QVC
                                  Holdings or any of its
                                  affiliates and Comcast or any
                                  of its affiliates or
                                  associates, other than
                                  transactions between Comcast
                                  and its affiliates or
                                  associates and QVC Holdings
                                  and its affiliates that are
                                  on arms-length terms (which
                                  Comcast shall advise Liberty
                                  of) and (b) agreements
                                  between QVC Holdings or its
                                  affiliates and Comcast or its
                                  affiliates or associates
                                  relating to carriage of the
                                  Primary Business which are on
                                  terms no more favorable than
                                  those granted to Liberty and
                                  its affiliates.

CORPORATE               Notwithstanding anything contained herein,
OPPORTUNITIES:          neither party (nor the directors,
                        officers, members of the
                        Management Committee, employees
                        or agents of QVC Holdings or any
                        subsidiary who are also
                        directors, officers, employees or
                        agents of either party) shall be
                        obligated to present any
                        corporate opportunity to QVC
                        Holdings or its subsidiaries and
                        each such party shall be free to
                        pursue such opportunity for its
                        sole benefit.

TRANSFER OF             Upon the occurrence of a Management Transfer
MANAGEMENT              Event (as defined below), day-to-day
FUNCTIONS:              management of QVC Holdings shall be
                        transferred from Comcast to
                        Liberty and Liberty shall
                        thereafter
                              be entitled to appoint three
                              representatives of the Management
                              Committee and Comcast shall be
                              entitled to appoint two such
                              representatives.  From and after
                              the date of the Management
                              Transfer Event, (a) all rights
                              and obligations of Comcast, as
                              manager of the business of QVC
                              Holdings, shall terminate and
                              Liberty shall thereafter succeed
                              to all such rights and
                              obligations, and (b) any right to
                              consent to the taking of any
                              action theretofore granted to
                              Liberty shall become the right of
                              Comcast upon the same terms and
                              conditions.

                              The term "Management Transfer Event"
                              shall mean the first to occur of
                              (x) the delivery of written
                              notice by Liberty to Comcast
                              exercising Liberty's right to
                              purchase all of the common stock
                              of QVC Holdings held by Comcast
                              and its subsidiaries pursuant to
                              Paragraph D of Schedule III of
                              this Agreement and (y) a Comcast
                              Purchase Default (as defined in
                              Schedule III of this Agreement)

                                                                     SCHEDULE II




Following the Merger, each of Comcast and Liberty shall be entitled to three demand registrations with respect to their stock of QVC Holdings pursuant to customary registration rights agreements to be included in the definitive agreement referred to in paragraph 2 of this Agreement. Prior to the time QVC Holdings has publicly-traded common stock, the price at which the non-demanding party may purchase the shares proposed to be registered of the demanding party pursuant to the right of first refusal shall be based upon a projected initial secondary public offering price of QVC Holdings common stock as determined by three investment bankers (one chosen by Comcast, one chosen by Liberty and, if they cannot agree, by a third independent investment banker chosen by the first two investment bankers).

                                                                    SCHEDULE III




A. In the event that Liberty, through the exercise of its demand registration rights set forth in Schedule II of this Agreement, shall not have been the party which first caused the common stock of QVC Holdings to be registered under the Exchange Act, then Liberty shall have the right at any time during the 60-day period following the fifth anniversary of the Merger (or if not previously exercised, at any time during the 60-day period following each of the sixth, seventh, eighth and ninth anniversaries of the Merger)) to exercise its exit rights hereunder by notice in writing to Comcast, whereupon Liberty and Comcast shall seek to agree upon the "Fair Market Value" of QVC Holdings on the date such notice is given. The "Fair Market Value" of QVC Holdings shall mean the fair market value of QVC Holdings on a going concern or liquidation basis, whichever method would yield the highest valuation. The Fair Market Value of QVC Holdings on a going concern basis shall take into account such considerations as would customarily affect the price at which a willing seller would sell and a willing buyer would buy QVC Holdings as a going concern in an arms-length transaction in which such buyer purchases all of the stock of QVC Holdings. The Fair Market Value of QVC Holdings on a liquidation basis shall take into account tax liabilities that would be incurred on a liquidation assuming the most tax efficient and practical plan of liquidation.

B. If Liberty and Comcast are unable to agree upon the Fair Market Value within 30 days, then such value shall be determined pursuant to the appraisal process hereafter described. Liberty and Comcast shall, within 15 days after the expiration of such 30-day period, each designate a qualified independent appraiser to determine such value. Such appraisers shall submit their written appraisals not later than 45 days after the date of their retention. If the amount of the higher of the two appraisals is greater than 110% of the amount determined in the lower appraisal, then a third qualified independent appraiser designated by the first two qualified independent appraisers shall be retained promptly by Liberty and Comcast and shall deliver its written appraisal within 30 days after the date of such retention. If any valuation is made pursuant to such appraisal process, the value to be determined shall be the average of the first two appraisals, if only two appraisals are required, or if three appraisals are required, the average of the two closest appraisals (or if there are not two closest appraisals, the average of all three such appraisals). The term "qualified independent appraiser" shall mean a nationally recognized appraiser or investment banking firm with substantial experience in evaluating significant communications properties, including cable television programming businesses, that is not directly or indirectly affiliated with any party to this

Agreement and which has no interest (other than the receipt of customary fees) in any of the transactions contemplated hereby.

C. Comcast shall have the right (exercisable by notice in writing to Liberty within 30 days after the determination of such Fair Market Value) to purchase all of the common stock of QVC Holdings held by Liberty and its subsidiaries for an amount (the "Liberty Exit Price") equal to the fraction of the Fair Market Value represented by such common stock as a percentage of the fully diluted common stock of QVC Holdings (after giving effect to any consideration that would be received by QVC Holdings upon the exercise of any options or warrants). The purchase price of each share of preferred stock or other securities of QVC Holdings convertible without payment of further consideration into common stock of QVC Holdings shall be determined by reference to the number of shares of common stock of QVC Holdings into which such share may be converted. The purchase price of each warrant or option or other securities of QVC Holdings exercisable in respect of shares of common stock of QVC Holdings shall be the applicable purchase price of the underlying share of common stock of QVC Holdings, less the applicable exercise price per share. If Comcast exercises such right, Comcast shall have the right to pay such purchase price in (at Comcast's election) one or more of the following: (i) cash; (ii) a Comcast promissory note maturing not later than three years after issuance and having an interest rate (determined by appraisal if the parties cannot agree) that, taking into account the terms of such note, would cause such note to trade at par immediately following its issuance; provided that, Comcast may only pay the Liberty Exit Price with such a promissory note if the interest rate thereon does not exceed 500 basis points over the three-year treasury note rate on the date of issuance of such note; or (iii) shares of Comcast common stock or other equity securities having an aggregate Average Market Price (as of the date the last of such appraisals are delivered to Comcast and Liberty) equal to the Liberty Exit Price; provided, that such Comcast common stock or other equity securities have been previously listed or traded on a national securities exchange or quoted on an inter-dealer quotation system. The term "Average Market Price" shall mean the average for the twenty prior trading days of the closing sales price of such security in the over-the-counter market, as reported by NASDAQ, or if listed on a national securities exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such securities are listed or admitted for trading (as such Average Market Price shall be adjusted for splits, recapitalizations, stock dividends and other events occurring during such twenty trading day period).

Notwithstanding Comcast's election as to the form in which to pay the Liberty Exit Price, Liberty shall have the right, exercisable within 5 days of Comcast's written notice to it as to the form of consideration in which it intends to pay the Liberty Exit Price, to require that Comcast pay such amount by delivering to it Comcast common stock or other equity securities having an aggregate Average Market Price equal to the Liberty Exit Price; provided that, Comcast shall not be obligated to issue stock if (i) it would represent more than 4.9% of the outstanding common stock or more than 4.9% of the stockholder voting power of Comcast; or (ii) such issuance would result in, or would have a reasonable likelihood of resulting in, Comcast or any of its affiliates being required (pursuant to any law, statute, rule, regulation, order or judgement promulgated or issued by any court of competent jurisdiction or the United States government or any Federal governmental, regulatory, or administrative authority or agency or tribunal) to divest itself of any of its assets, or would render its continued ownership of such assets illegal or subject to the imposition of a fine or penalty or would impose material restrictions or limitations on its full rights of ownership of its assets. In the event Comcast elects to deliver Comcast stock to Liberty as aforesaid, it shall also grant to Liberty rights substantially equivalent to the registration rights set forth in Schedule II hereto with respect to the registration of such shares of Comcast stock. Any closing of the purchase of the QVC Holdings common stock held by Liberty and its subsidiaries pursuant to this Schedule III shall be consummated as soon as practicable after receipt of all applicable regulatory approvals, but in any event not later than the 135th day following the date upon which the form of the consideration to be paid to Liberty in payment of the Liberty Exit Price shall have been determined in accordance with this Paragraph (the "Liberty Determination Date"); provided however, that in the event Comcast is prohibited from consummating such purchase by such date because of the entry of any injunction, order, or decree or the enactment of any law or regulation, in each case subsequent to the date Liberty notifies Comcast of its exercise of the Liberty Exit Right, then the date by which such purchase was to be consummated pursuant to the foregoing clause shall be extended for an additional period ending on the earlier to occur of (x) the 10th day following the date such purchase is no longer prohibited as aforesaid and (y) the 195th day following the Liberty Determination Date.

D. In the event that Comcast (x) shall fail to elect to purchase Liberty's shares of QVC common stock within the time period specified or (y) following an election to so purchase, shall fail to consummate such purchase by the date specified in Paragraph C

(the event specified in clause (y) is hereafter referred to as the "Comcast Purchase Default"), then Liberty shall have the right (exercisable by notice in writing to Comcast within 30 days thereafter) to purchase all of the common stock of QVC Holdings held by Comcast and its subsidiaries for an amount (the "Comcast Exit Price") equal to the fraction of the Fair Market Value represented by such common stock as a percentage of the fully diluted common stock of QVC Holdings (after giving effect to any consideration that would be received by QVC Holdings upon the exercise of any options or warrants). The purchase price of each share of preferred stock or other securities of QVC Holdings convertible without payment of further consideration into common stock of QVC Holdings shall be determined by reference to the number of shares of common stock of QVC Holdings into which such share may be converted. The purchase price of each warrant or option or other securities of QVC Holdings exercisable in respect of shares of common stock of QVC Holdings shall be the applicable purchase price of the underlying share of common stock of QVC Holdings, less the applicable exercise price per share. If Liberty exercises such right, Liberty shall have the right to pay such purchase price in (at Liberty's election) one or more of the following: (i) cash; (ii) a promissory note issued by Liberty (or if it is a subsidiary, issued by its ultimate parent entity) ("Liberty Parent") maturing not later than three years after issuance and having an interest rate (determined by appraisal if the parties cannot agree) that, taking into account the terms of such note, would cause such note to trade at par immediately following its issuance; provided that, Liberty may only pay the Comcast Exit Price with such a promissory note if the interest rate thereon does not exceed 500 basis points over the three-year treasury note rate on the date of issuance of such note; or (iii) shares of Liberty Parent common stock or other equity securities of Liberty Parent having an aggregate Average Market Price (as of the date the last of such appraisals are delivered to Liberty and Comcast) equal to the Comcast Exit Price; provided that such Liberty Parent common stock or other equity securities have been previously listed or traded on a national securities exchange or quoted on an inter-dealer quotation system. Notwithstanding Liberty's election as to the form in which to pay the Comcast Exit Price, Comcast shall have the right, exercisable within 5 days of Liberty's written notice to it as to the form of consideration in which it intends to pay the Comcast Exit Price, to require that Liberty pay such amount by delivering to it Liberty Parent stock having an aggregate Average Market Price equal to the Comcast Exit Price; provided that, Liberty Parent shall not be obligated to issue stock if (i) it would represent more than 4.9% of the outstanding common stock or more than 4.9% of the stockholder voting power of Liberty Parent; or (ii) if such issuance would result in, or would have a reasonable likelihood of resulting in, Liberty Parent or any of its affiliates being required (pursuant to any law, statute, rule, regulation, order or judgement promulgated or issued by any court of competent jurisdiction or the United States government or any Federal governmental, regulatory, or administrative authority or agency or tribunal) to divest itself of any of its assets or would render its continued ownership of such stock or assets illegal or subject to the imposition of a fine or penalty or would impose material restrictions or limitations on its full rights of ownership of its assets. In the event Liberty elects to deliver Liberty Parent stock to Comcast as aforesaid, it shall also grant to Comcast rights substantially equivalent to the registration rights set forth in
Schedule II hereto with respect to the registration of such shares of Liberty Parent stock. Any closing of the purchase of the QVC Holdings common stock held by Comcast and its subsidiaries pursuant to this Schedule III shall be consummated as soon as practicable after receipt of all applicable regulatory approvals, but in any event not later than the 135th day following the date upon which the form of the consideration to be paid to Comcast in payment of the Comcast Exit Price shall have been determined in accordance with this Paragraph (the "Comcast Determination Date"); provided however, that in the event Liberty is prohibited from consummating such purchase by such date because of the entry of any injunction, order, or decree or the enactment of any law or regulation, in each case subsequent to the date Comcast notifies Liberty of its exercise of the Comcast Exit Right, then the date by which such purchase was to be consummated pursuant to the foregoing clause shall be extended for an additional period ending on the earlier to occur of (x) the 10th day following the date such purchase is no longer prohibited as aforesaid and (y) the 195th day following the Comcast Determination Date.

E. In the event that Liberty (x) shall fail to elect to purchase Comcast's shares of QVC common stock within the time period specified or (y) following an election to so purchase, shall fail to consummate such purchase by the date specified in Paragraph D, then Liberty and Comcast shall use their best efforts to sell QVC Holdings. Liberty, Comcast or any of their respective affiliates may be purchasers (individually or as part of a group) in any such sale.

F. Notwithstanding anything contained herein, the parties agree to use all reasonable efforts to consummate any such purchase and sale pursuant to this
Schedule III in a tax-free transaction or, if not available, most tax efficient method available. In the event that the party whose QVC Holdings securities are to be purchased pursuant to this Schedule III (the "Selling Party") shall notify the party required to purchase the Selling Party's QVC Holdings securities (the "Purchasing Party") at the time of its election to exercise its right to cause the other party to purchase, as to a structure of the transactions contemplated by the Liberty Exit Right or the Comcast Exit Right which is otherwise in accordance with the provisions of Paragraphs C or D above (as applicable) and which such Selling Party reasonably believes to be tax-free or the most tax efficient structure for such transaction (the "Proposed Structure"), and if requested by the Purchasing Party within 10 days of receipt of notice of the Proposed Structure, such Selling Party shall deliver an opinion of counsel (such counsel to be reasonably acceptable to the Purchasing Party) reasonably confirming the tax free or tax efficient nature of the Proposed Structure, then such sale shall be consummated in accordance with the Proposed Structure unless, within 15 days of the last to occur of the notice as to the Proposed Structure or such opinion of counsel, the Purchasing Party delivers to the Selling Party a notice setting forth an alternate structure for such transaction (the "Alternate Structure"), which is no less favorable from a tax standpoint to the Selling Party than the Proposed Structure (as evidenced by an opinion of counsel addressed to and reasonably acceptable to the Selling Party) and which does not result in the creation of restrictions or limitations applicable to the Selling Party which are, in the good faith, reasonable judgment of the Selling Party, more onerous to it than those which would result in the Proposed Structure, then the parties shall proceed to consummate such transaction in accordance with the Alternate Structure.

                                                                     SCHEDULE IV




                              QVC Securities held
                             by Comcast and Liberty
                       to be contributed to QVC Holdings


I.    Liberty

      Common Stock:  6,527,207 shares

      Class C. Preferred Stock: 372,866 shares (convertible into 3,728,660 shares of Common Stock)


II.   Comcast

      Common Stock:  6,207,434 shares

      Class C. Preferred Stock: 72,050 shares (convertible into 720,500 shares of Common Stock)

      Warrants to Purchase Common Stock:  1,700,000